UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 15/A
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                                                                                Commission File Number: 000-51973

You Han Data Tech Co Ltd.
(Exact name of registrant as specified in its charter)

8-5-128 Jichexiaoqu, Chanchun, Jilin, China
949-419-6588
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
 (Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	[ ]

Rule 12g-4(a)(2)	[X]

Rule 12h-3(b)(1)(i)	[ ]

Rule 12h-3(b)(1)(ii)	[ ]

Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: One Thousand Three Hundred and Four holders

Explanatory Note:

You Han Data Tech Co Ltd. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on October 4, 2019, because the Company has more than three hundred shareholders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, You Han Data Tech Co Ltd, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

You Han Data Tech Co Ltd.
Date:	October 7, 2019	By:	/s/ Jerome Talburt
		Name:	Jerome Talburt
		Title:	President and Chief Executive Officer